Vooster

Authentic and Honest Social Media



Introduction

Creating a product or reinventing a product is something cool, however changing the way people live and enjoy their daily lives is something amazing, and that's just what Vooster is out to do.



What is Vooster?

- A video sharing service with an important difference
- Vooster is about real people posting video in real-time
- Vooster allows no editing of video posts, you shoot video and post
- Vooster ensures authenticated logins by people, no fake IDs



What problems does Vooster solve?

- For teens, Vooster prevents cyberbullying and stalking from adult users by eliminating anonymous logins and fake IDs

- Teens can post authentic video chats and blogs in a safe environment

- For adults, Vooster's authentic video chatting allows members to *compete to win cash prizes* within various "Best Video" categories



Who are the users for Vooster?

- Teens use Vooster as a better and safer video sharing service
- Adults use Vooster as the best resource for quick video posts, blogs, and chats
- *Adults who want to receive validation for their talents and skills compete with one-another on Vooster for cash prizes!*

Vooster is definitely about *doing well* while *doing good*!



How does Vooster make money?

- Vooster is both ad-supported and charges adults fees to participate or vote in contests

- Monthly fees support Vooster and also provide the cash for prize-winners

- The more users, the greater the number of total votes by users, the higher the cash winnings

- This creates motivated users who want their friends and family to join Vooster to share videos but also to *vote for them*!



How much money might Vooster make?

- Online gaming and contests generate staggering amounts of revenues per year

- For example, online Fantasy Football leagues generate $70 billion per year, according to Forbes

- Vooster is similar in that it offers "games of skill" between users, but not limited to a sports or other niche activities

- Vooster could literally become a multi-billion dollar enterprise



But... what about competitors?

- Large competitors such as YouTube and Vimeo would have to *completely re-engineer their platforms* to provide the exact same services as Vooster

- They would have to strip out many features and design elements because *Vooster is really simple.*

- *What do you think they will do... Redesign and rebuild their sites or just BUY OUT VOOSTER?*



What has Vooster accomplished thus far?

- Startup investors sufficient to develop and launch the app

- Vooster has launched its app on the Apple platform

- Android is being developed

- Vooster attracted around 1,000 users within a few weeks of launch with literally no ad budget



Who is behind Vooster?

- Zach Liptak is the Founder and CEO of Vooster. At age 16 Zach formed his own ad agency, which he sold at age 18 for $150,000.

- Zach has the support of talented programmers and a professional advisory staff including Corporate Securities, Internet Gaming, Finance, and Business Development professionals.



What does Vooster need?

Vooster needs capital to grow its network across IOS and Android by developing new and competitive updates. It also needs capital to start to grow its marketing campaign so that it can start to attract millions of unique users.



Closing

Vooster was created not only to change social media, but to change the way that people use social media.



Contact slide

- zliptak@vooster.co
- 908-655-8604

